

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Eric Wong
Chief Executive Officer
Nova Vision Acquisition Corp.
2 Havelock Road #07-12
Singapore 059763

   Re: Nova Vision Acquisition Corp.
     Amendment No. 1 to Form 10-K for the Year Ended December 31, 2022
     Filed June 30, 2023
     Item 4.02 Form 8-K Filed August 7, 2023
     File No. 001-40713

Dear Eric Wong:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Lawrence Venick